Exhibit 99.5
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com
May 12, 2006 Annual Meeting

Arkema spin-off approved
20% dividend increase
Pursuing a major investment program to develop the Upstream
and upgrade the refining system
Paris – May 12, 2006 – At the Annual Meeting held on May 12, 2006, chaired by CEO Thierry Desmarest, the shareholders of Total approved all the proposed resolutions recommended by the Board of Directors.
During his address, Thierry Desmarest said:
« Total delivered a strong performance in 2005. Adjusted net income increased by 31%, reflecting the Group’s ability to benefit from the stronger market environment, despite inflationary pressure from service companies. Total’s performance ranks among the best of the majors in terms of increase in adjusted earnings per share and in terms of return on capital employed, which rose to 27% in 2005, a performance obtained thanks to the contribution of the teams of the Group (...)
Continued exploration success, the launching of Yemen LNG and the acquisition of Deer Creek in Canada, among other things, have allowed us to increase the level of proved and probable reserves to 20 billion equivalent barrels at the end of 2005, which represents close to 22 years of production at the current rate (...)
The Group invested 13.9 billion dollars in 2005, a 26% increase compared to 2004. This represents a significant level of activity that we expect will continue at comparable levels from now through 2010 and should allow us mainly to increase production by close to 4% per year on average over the 2005-2010 period. It should also allow us to upgrade our refining system in Europe and the US to adapt to changes in the supply-demand balance as well as expand our petrochemical activities in Asia (...)
Total is confident in its ability to extend its long-term profitable growth through exploration success and the development of giant projects currently being negotiated. The year 2005 has been highlighted by significant progress in preparing for such long-term growth, notably through LNG projects in Yemen and in Qatar, and by the launch of the development of the giant Akpo field in Nigeria and Moho-Bilondo in Congo (...)

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com
In the first quarter 2006, demand for oil continued to be strong while supplies were subject to serious disruptions, notably in Nigeria. In this context, oil prices continued to rise, while refining margins retreated from their 2005 average. The environment for Chemicals was more mixed, with higher raw material costs putting pressure on petrochemicals. Adjusted net income increased by 16% to 3,376 million euros from 2,919 million euros in the first quarter 2005, thanks notably to strict control of technical costs, which are the lowest among the major oils (...)
Total is continuing to implement its strategy of long-term growth, mainly through an active investment program, which in dollar terms increased by 41% compared to the first quarter 2005. Since the beginning of the year 2006, we made significant progress, notably through ongoing exploration success and the agreement to enter into the Sulige field in China.»
Thierry Desmarest also emphasized that, in order to limit tensions on prices in the consuming countries, oil production capacities growth should be pursued and facilitated while energy consumption should be better managed throughout the world.
During his address, Thierry Desmarest presented a new organization for the Group that was proposed to and approved by the Board of Directors. In early 2007, the position of Chairman and CEO would be split. Christophe de Margerie, currently Executive Vice President in charge of Exploration and production, would become CEO of the Group and Thierry Desmarest would remain Chairman of the Board.
During the meeting, the resolution about the spin-off of Arkema and the allocation of Arkema shares to Total’s shareholders was approved.
The shareholders approved the 2005 accounts and the payment of a cash dividend of 6.48 euros per share, an increase of 20% from last year. Taking into account the interim dividend of 3 euros per share paid on November 24, 2005, the remaining balance of 3.48 euros per share will be paid on May 18, 2005.
The following resolutions were also approved at the Annual Meeting:
•	Renewal of the three-year term for the following Directors: Mrs Anne Lauvergeon, and Mr Daniel Bouton, Mr Bertrand Collomb, Mr Antoine Jeancourt-Galignani, Mr Michel Pébereau and Mr Pierre Vaillaud,
•	Appointment of Mr. Christophe de Margerie as Director for a three-year term,
•	Decision to split by four the par value of the shares comprising the share capital,
•	Authorization for the Board of Directors to trade the Company’s share, pursuant to the provisions of Article L. 225-209 of the French Code of Commerce.
* * * * * *
Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com